Eduardo Gallardo
Direct: +1 212.351.3847
Fax: +1 212.351.5245
EGallardo@gibsondunn.com

June 11, 2018

Via EDGAR and Email

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:                             SJW Group
DFAN14A as filed on May 14, 2018 and June 1, 2018

Response Letters (2) dated June 7, 2018

Filed by California Water Service Group
File No. 001-08966

Dear Ms. Chalk:

On behalf of our client, California Water Service Group (“California Water”), set forth below is California Water’s responses to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), contained in the comment letter dated June 1, 2018 (the “Comment Letter”), with respect to the above referenced DFAN14A filings and Response Letters.

California Water’s responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comment in the Comment Letter.

1.                                      We received your two response letters dated June 7, 2018 and referenced above, responding to our comment letters dated May 31, 2018 and June 1, 2018. However, after reviewing your responses, we are unclear what you mean by acknowledging our comments. Please clarify in each instance whether you undertake to comply with the comment. If not and you disagree with the comment, please so state and explain why, so that we can consider your response.

Response:

With respect to the Staff’s comment letter dated May 31, in the future if we assert that savings will not be passed along to customers, we will add additional disclosure regarding how we arrived at this conclusion from the parties’ statements.

With respect to the Staff’s comment letter dated June 1, we respectfully submit to the Staff that the comment letter is no longer applicable given that at this time California Water has formally commenced an all-cash tender offer with no financing or diligence conditions. As such, there is an actual transaction SJW stockholders can respond to by tendering their shares in the offer.

We appreciate your prompt attention to this matter. If we can be of any further assistance, or if you have any questions regarding the concerns detailed in this letter, please do not hesitate to call me at (212) 351-3847 or Jim Moloney at (949) 451-4343.

Sincerely,

/s/ Eduardo Gallardo
Eduardo Gallardo

cc:                                James Moloney

Gibson, Dunn & Crutcher LLP

Paul Townsley

California Water Service Group